EXHIBIT 99.1

Almaden Provides Update on Arbitration Process with Mexico

Hearing Date Rescheduled

VANCOUVER, British Columbia, Aug. 14, 2026 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSXV: AMM; OTCQB: AAUAF) provides an update on the international arbitration proceedings (the “Claim”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) with the United Mexican States (“Mexico”).

Almaden is pursuing this Claim together with Almadex Minerals Ltd. (“Almadex”), on behalf of themselves and their Mexican subsidiaries (the “Claimants”). Prior to the illegal acts of Mexico which resulted in the complete loss of the investment, Almaden held 100% of the Ixtaca precious metals project in Mexico (the “Project”), while Almadex held a 2.0% NSR royalty on the Project.

The Claimants have been informed by the Tribunal that the dates for the hearing have been rescheduled from December, 2026, to July, 2027. The purpose of the delay is to extend the hearing from six to up to ten days, so as to provide sufficient time for examination of all fact witnesses and experts. The new dates in July are the first that the Tribunal can accommodate.

While the Company is disappointed by the delay, it is encouraged that the additional time will enable better presentation of its case.

The Company further announces the renewal of its shareholder rights plan, as approved by shareholders at the Company’s last annual general and special meeting held on June 25, 2026.

In addition, pursuant to its Stock Option Plan, the Company has granted stock options to a director of the Company to purchase an aggregate 800,000 common shares in the capital of the Company at an exercise price of $0.27 per share expiring on August 13, 2031.

On behalf of the Board of Directors,

“Douglas J. McDonald”
Douglas J. McDonald, B.Com, M.A.Sc.
President & CEO
Almaden Minerals Ltd.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the Company’s presentation of its case at the hearings.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to continue to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; uncertainty as to the outcome of arbitration or the funding available to the Company to pursue it; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/